[PREMIERWEST BANCORP LETTERHEAD]

August 29, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

            Re:   PremierWest Bancorp
                    Form 10-K for the Fiscal Year Ended December 31, 2004
                    File No. 000-50332

Ladies and Gentlemen:

          We have received your letter of August 16, 2005 regarding the above-captioned filing. As requested in your letter, we are filing herewith Amendment No. 2 to the report on Form 10-K to include signatures on the reports of PremierWest Bancorp’s (the “Company”) independent registered public accounting firm with respect to the audited financial statements included in the report, and with respect to management’s assessment of internal controls over financial reporting.

           The Company hereby acknowledges that:

           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

           Any comments of the staff of the Commission, or any changes in disclosures in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           We trust this is responsive to your comments.

                                                                Very truly yours,

                                                                /s/ Tom Anderson
                                                                Tom Anderson
                                                                Senior Vice President
                                                                Chief Financial Officer